EXHIBIT 99.1

China Lodging Group, Limited Announces Its Preliminary Results for Hotel Operation in the Second Quarter of 2017

SHANGHAI, China, July 17, 2017 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group”, “Huazhu”, or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operation in the second quarter ended June 30, 2017.

Operating Metrics

	For the quarter ended
	June 30,	March 31,	June 30,
	2016	2017	2017
Occupancy rate (as a percentage)
Leased and owned hotels	87%	85%	91%
Manachised hotels	85%	85%	91%
Franchised hotels	71%	66%	74%
Blended	85%	84%	90%
Average daily room rate (1) (in RMB)
Leased and owned hotels	210	204	232
Manachised hotels	175	174	188
Franchised hotels	181	180	203
Blended	184	182	199
RevPAR (1) (in RMB)
Leased and owned hotels	182	174	211
Manachised hotels	150	147	171
Franchised hotels	128	118	151
Blended	157	152	179
(1) Value-added tax ("VAT") has been implemented for hospitality industry to replace business tax in China, effective May 1, 2016. The Company's room rates quoted and received from customers are tax-inclusive (business tax or VAT) before and after the implementation of VAT. For comparison purposes, the ADR and RevPAR disclosed in this release are based on the tax-inclusive rates.

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	June 30,		yoy
	2016	2017	change
Total	2,513	2,513
Leased hotels	577	577
Manachised and franchised hotels	1,936	1,936
Occupancy rate (as a percentage)	88%	93%	4.5%
Average daily room rate (in RMB)	183	189	3.0%
RevPAR (in RMB)	162	175	8.3%

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened (2)	Closed (3)	Net added	As of	Net added	As of
	in Q2 2017	in Q2 2017	in Q2 2017	June 30, 2017	in Q2 2017	June 30, 2017
Leased and owned hotels	72	(6)	66	686	8,220	86,232
Manachised and franchised hotels	200	(61)	139	2,855	15,410	273,298
Total	272	(67)	205	3,541	23,630	359,530
(2) Including 140 hotels from Crystal Orange Acquisition.
(3) Reasons for closures include contract expiration, operating loss and others.

Number of hotels in pipeline as of June 30, 2017
Leased hotels	30
Manachised and franchised hotels	582
Total(4)	612
(4) Including 90 hotels under brands of ibis, ibis Styles, Mercure, Grand Mercure and Novotel and 57 hotels under Crystal Orange, Orange Selected and Orange Regular brands.

Business Update by Segment

Hotel breakdown by segment
	Number of hotels in operation
	Net added	As of
	in Q2 2017	June 30, 2017
Economy hotels	41	2,893
HanTing Hotel	10	2,213
Leased hotels	(5)	473
Manachised hotels	13	1,736
Franchised hotels	2	4
Hi Inn	8	395
Leased hotels	(1)	35
Manachised hotels	8	314
Franchised hotels	1	46
Elan Hotel	7	195
Manachised hotels	11	162
Franchised hotels	-4	33
ibis Hotel	6	80
Leased hotels	1	15
Manachised hotels	6	18
Franchised hotels	(1)	47
Orange Regular	10	10
Leased hotels	8	8
Manachised hotels	1	1
Franchised hotels	1	1
Midscale and upscale hotels	164	648
JI Hotel	23	327
Leased hotels	1	85
Manachised hotels	22	239
Franchised hotels		3
Starway Hotel	7	148
Leased hotels		2
Manachised hotels	11	112
Franchised hotels	-4	34
Joya Hotel		6
Leased hotels		3
Manachised hotels		3
Manxin Hotels & Resorts	1	4
Leased hotels	1	1
Manachised hotels		2
Franchised hotels		1
ibis Styles Hotel	-	10
Manachised hotels		6
Franchised hotels		4
Mercure Hotel	2	18
Leased hotels		2
Manachised hotels	2	15
Franchised hotels		1
Novotel Hotel	1	2
Manachised hotels		1
Franchised hotels	1	1
Grand Mercure	-	3
Leased hotels		1
Franchised hotels		2
Orange Selected	90	90
Leased hotels	42	42
Manachised hotels	32	32
Franchised hotels	16	16
Crystal Orange	40	40
Leased hotels	19	19
Manachised hotels	13	13
Franchised hotels	8	8
Total	205	3,541

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	June 30,		June 30,		yoy change	June 30,		yoy change	June 30,		yoy change
	2016	2017	2016	2017		2016	2017		2016	2017
Economy hotels	2,250	2,250	148	160	7.7%	168	172	2.2%	88%	93%	4.8%
Leased hotels	498	498	156	170	8.5%	180	184	2.7%	87%	92%	4.9%
Manachised and franchised hotels	1,752	1,752	146	156	7.5%	164	167	2.1%	89%	94%	4.7%
Midscale and upscale hotels	263	263	247	272	9.9%	288	306	6.1%	86%	89%	3.1%
Leased hotels	79	79	304	332	9.0%	333	357	7.3%	91%	93%	1.4%
Manachised and franchised hotels	184	184	207	230	10.9%	253	267	5.4%	82%	86%	4.2%
Total	2,513	2,513	162	175	8.3%	183	189	3.0%	88%	93%	4.5%

About China Lodging Group, Limited

China Lodging Group, Limited is a leading hotel operator and franchisor in China under 17 brand names. As of June 30, 2017, the Company had 3,541 hotels or 359,530 rooms in operation in 369 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group’s brands include Hi Inn, HanTing Hotel, Elan Hotel, JI Hotel, Starway Hotel, Joya Hotel, CitiGo Hotel, VUE Hotel, Crystal Orange Hotel, Orange Selected Hotel, Orange Regular Hotel and Manxin Hotels & Resorts. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company’s business includes leased, manachised and franchised models. Under the lease model, the Company directly operates hotels typically located on leased properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of June 30, 2017, China Lodging Group operates 24 percent of its hotel rooms under lease model, 76 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Investor Relations
Tel:  +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com